ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/



Finance Dept.
Tel.0-2537-4512, 0-2537-4611


SEC MAIL PROCESSING
RECEIVED
MAY 05 2005
WASH, D.C. 161 SECTION

April 29 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for the first quarter 2005
Reference: Letter PTTEP No. 1.910/ 148 / 2005, dated April 26, 2005
Attachment:
1. Reviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of March 31, 2005 and 2004, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for the first quarter 2005

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its reviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the first quarter 2005 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the reviewed financial statements, as of March 31, 2005, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the first quarter 2005, dated April 26, 2005.

Yours sincerely,

Somkiet Janmaha
Vice President, Geoscience Division
Acting President

2. Management's Discussion and Analysis for the first quarter 2005

1. PTTEP Performance

Thailand's economy in the first quarter of 2005 continued to demonstrate growth. This has led to increased demands for power and natural gas, at the rates of 7.0 % and 15.7 % respectively, when compared with the first quarter of 2004. Regarding petroleum sales, PTTEP's sales volume averaged 142,685 barrels of oil equivalent per day in the first three months of 2005, which was slightly lower than the 2005 sales volume target of 144,000 barrels of oil equivalent per day. This was due to the postponement of the scheduled oil production in the Nang Nuan project. Start up of oil production in the Nang Nuan project is planned in the second quarter of 2005, with an initial production volume of approximately 5,000 barrels per day.

Factors that may influence PTTEP business in 2005 are first, the continuous upward trend of oil prices and second, the degree of severity of the Southern border crisis. These factors have a direct impact on the Thai economy. Other factors, such as the downturn of the global economy, resulting from the continuous US current account and treasury deficits, an increase in inflation and interest rates in all global regions, and global terrorism, are still being closely monitored in order to ensure that PTTEP is prepared for appropriate action.

Regarding PTTEP business performance in the first quarter of 2005, notable aspects are summarized here.

PTTEP and PTT Public Company Limited (PTT) established the Energy Complex Company Limited, each with shareholdings of 50%, in addition to ensuring fully paid-up registered capital of 1,000,000 Baht. The purpose of the Energy Complex Co., Ltd. is to develop and manage the National Energy Complex Development Project, located behind the head offices of PTTEP and PTT. The complex will provide rental office space for the Ministry of Energy, PTTEP, and other PTT subsidiaries. Construction is expected to be completed by the end of 2007. The Board of Directors of PTTEP passed resolutions related to the Energy Complex project on January 28, 2005. The first resolution was to increase PTTEP's capital in the Energy Complex Co, Ltd. based on a shareholding ratio of 50% to Baht 399.50 million. The Energy Complex Co, Ltd.'s total paid-up registered capital will be Baht 800 million, consisting of 80 million common shares at 10 Baht each. The second resolution was to jointly provide a loan to the Energy Complex Co, Ltd. of Baht 800 million. This is based on shareholding ratios of 50%, and constitutes a half share of the total loan amount of Baht 1,600 million.

Additionally, reference is made to PTTEP Offshore Investment Company Limited (PTTEPO), a subsidiary of PTTEP, which holds a 34.20% indirect stake in PT Medco Energi Internasional Tbk. (Medco), an Indonesian petroleum exploration and production company, through a 40% stake in New Links Energy Resources Limited (New Links) (New Links holds 85.51% stake in Medco). In line with the Company's current investment strategy, which focuses on direct investment in petroleum assets instead of

investment through holding companies, PTTEPO completed the sales of all of its shares in New Links to Encore Int'l Limited (Encore) on February 17, 2005, totalling USD 236.5 million for the shares and warranty claims, equivalent to approximately Baht 9,063 million (at Baht 38.33 per USD). The value of the acquisition in 2001 was USD 226.37 million, equivalent to approximately Baht 9,898 million (at Baht 43.73 per USD). PTTEPO has also received dividends totalling USD 33 million, equivalent to approximately Baht 1,419 million, since the acquisition.

PTTEP Middle East Company Limited (PTTEP ME), a subsidiary of PTTEP is the operator with a full stake in the Oman 44 project in Oman. PTTEP ME (the seller) signed the Heads of Agreement (HOA) with the Government of the Sultanate of Oman (the buyer) on February 28, 2005. The HOA covers the essence of a Gas Sales Agreement (GSA) for the Shams gas field in the Oman44 project. PTTEP ME plans for gas production start up in the first quarter of 2006 at 50 million cubic feet per day, and condensate at 3,000 barrels per day. This is a major PTTEP achievement in that it is the first time PTTEP will provide a natural gas supply to a Middle Eastern country.

2. Results of Operations - Quarterly Comparison

Earning summary (Unit: Million of Baht except EPS in Baht amounts)	4th Quarter 2004	1st Quarter 2005	1st Quarter 2004
Income from continuing operations			
Exploration and production	4,466	3,882	3,085
Pipelines	712	793	546
The others	(79)	(421)	(253)
Total net income	5,099	4,254	3,378
Diluted earnings per share – from continuing operations	7.78	6.50	5.17
Total Revenues - from Current Operational Results	14,234	13,528	10,658

First Quarter of 2005 compared with Fourth Quarter of 2004

With regard to the results of operations in the first quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 4,254 million or Baht 6.50 per share-diluted, a decrease of Baht 845 million when compared with the previous quarter net profit of Baht 5,099 million or Baht 7.78 per share-diluted. PTTEP and its subsidiaries' return on shareholders' equity in this quarter was 28.74%

In the first quarter of 2005, the total revenues of PTTEP and subsidiaries amounted to Baht 13,528 million, a decrease of Baht 706 million or 5% when compared with Baht 14,234 million for the previous quarter. This decrease was mainly due to (1) a Baht 548 million lower of gain on foreign exchange and (2) a Baht 216 million decrease in sales, resulting from the stronger Baht to Baht 38.84 per USD compared with Baht 40.65 per USD in the previous quarter.

-3-/ This contrasts...

This contrasts with the higher average petroleum price of USD 25.42 per barrel of oil equivalent (BOE) when compared with USD 24.93 per BOE for the previous quarter.

In addition, sales volume in this quarter increased to 142,685 barrels of oil equivalent per day (BOED) when compared with the previous quarter at 138,472 BOED. The increased sales volume derived mainly from the sales volume of natural gas and condensate from the Bongkot, the Yetagun and the Pailin projects.

PTTEP and subsidiaries' interest income increased mainly as a result of increased fixed deposits and Treasury Bills.

PTTEP and subsidiaries had a foreign exchange gain for this quarter amounting to Baht 179 million compared to Baht 727 million in the previous quarter.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 5,712 million, an increase of Baht 312 million or 6% when compared with Baht 5,400 million for the previous quarter. This increase was the net effect of:

(1) loss on divestment in New Links Energy Resources Limited (New Links), which is shareholder of PT Medco Energi Internasional Tbk. (Medco).
(2) an increase in exploration expenses, mainly due to seismic costs from the L22/43 and the L53/43&L54/43 projects.
(3) a decrease in operating expenses, mainly as a result of maintenance cost, incurred in the previous quarter, for improved operation efficiency for the S1 and the Pailin projects.

PTTEP and subsidiaries had decreased income tax expenses of Baht 158 million due to lower taxable profits.

First Quarter of 2005 compared with First Quarter of 2004

For the results of operations in the first quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 4,254 million or Baht 6.50 per share-diluted, an increase of Baht 876 million when compared with Baht 3,378 million, or Baht 5.17 per share-diluted in the same period last year.

In this quarter, total revenues of PTTEP and subsidiaries amounted to Baht 13,528 million, an increase of Baht 2,870 million or 27% when compared with Baht 10,658 million for the same period last year. This increase was mainly due to an increase in sales of Baht 2,540 million or 25%, resulting from an increase in sales volume in this quarter to 142,685 BOED when compared with 129,187 BOED in the same period last year. In addition, the average petroleum sales price increased to USD 25.42 per BOE when compared with USD 21.76 per BOE for the same period last year. The increased sales volume derived mainly from the sales volume of natural gas and condensate from the Bongkot, Pailin and Yetagun projects.

PTTEP and subsidiaries' interest income increased as a result of increased fixed deposits and Treasury Bills.

PTTEP and subsidiaries had a foreign exchange gain for this quarter amounting to Baht 179 million compared to Baht 105 million for the same period last year.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 5,712 million, an increase of Baht 922 million or 19% when compared with Baht 4,790 million for the same period last year. This increase was mainly due to:

(1) loss on divestment in New Links, which is shareholder of Medco.
(2) an increase in petroleum royalties due to higher sales revenue.
(3) higher exploration expenses, which were mainly as a result of the seismic costs from the L22/43,the L53/43&L54/43 projects, and an increase in geological and geophysical expenses in the G4/43 and the Algeria 433a&416b project.
(4) an increase in operating expenses, mainly due to higher maintenance costs from the Bongkot and Pailin projects.

PTTEP and subsidiaries had increased income tax expenses of Baht 1,079 million due to higher taxable profits.

3. Financial position

As of March 31, 2005, PTTEP and subsidiaries had total assets amounting to Baht 118,505 million, which was Baht 6,560 million higher than at the end of 2004. This increase was mainly due to (1) an increase in cash and cash equivalents by Baht 15,983 million, resulting from a higher net cash flow from operations and cash flow from the sales of all its shares in New Links, which is a shareholder of Medco and (2) a decrease in investments accounted for under the equity method by Baht 9,254 million due to the sales of all its shares in New Links as mentioned.

Most of the current assets of PTTEP and its subsidiaries as of March 31, 2005 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Thai Oil Power Co., Ltd., presented under the title of Investment Accounted for under the Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 57,192 million, which was Baht 2,346 million higher than at the end of 2004, mainly resulting from income tax payable due to higher taxable profits

PTTEP issued 2 million warrants to directors, managements and employees on August 1, 2002, 2 million on August 1, 2003, and 2.8 million on August 1, 2004, with the exercise prices of Baht 111 per share, Baht 117 per share, and Baht 183 per share respectively. As of March 31, 2005, the total numbers of share exercised were 1.37 million share units and the outstanding number of warrants was 5.43 million units.

On February 10, 2005, PTTEP registered the change in paid-up capital to Baht 3,266.88 million for the issuance and payment of 653.38 million ordinary shares.

As of March 31, 2005, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 9,911 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow from investment activities that amounted to Baht 5,883 million. Most of this was (1) Baht 8,909 million cash received from the sales of all its shares in New Links, which is shareholder of Medco (2) cash flow amounting to Baht 2,630 million used in oil and gas properties in the Arthit, Bongkot and Pailin projects and paid-up registered capital in the Energy Complex Co., Ltd. amounting to Baht 400 million. PTTEP and its subsidiaries had a net cash flow from financing activities that amounted to Baht 5 million, resulting from the issuance of ordinary shares for the exercise of warrants.

As of March 31, 2005, PTTEP and its subsidiaries had cash and cash equivalents of Baht 39,761 million, an increase in Baht 15,983 million from the end of 2004.

Report: Reviewed Quarterly Financial Statements

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Reviewed	
	(In thousands)	
	Ending 31 March	
	Quarter 1	
Year	2005	2004
Net profit (loss)	4,254,389	3,378,129
EPS (baht)	6.51	5.18

Type of report:

Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature 

(Somkiet Janmaha)

Position Vice President, Geoscience Division

Acting President

Authorized to sign on behalf of the company

REPORT OF AUDITOR

AND INTERIM FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005


OFFICE OF THE AUDITOR GENERAL

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets as at March 31, 2005, the related consolidated and the Company statements of income, statement of changes in shareholders' equity and statement of cash flows for the period of three months ended 31 March 2005 and 2004 of PTT Exploration and Production Public Company Limited and its subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2004, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 11, 2005. The consolidated and the Company balance sheet as at December 31, 2004, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

(Signed) *Satja Sasanavin*
(Satja Sasanavin)
Deputy Auditor General
For Auditor General

(Signed) *Prungsri Chobtham*
(Prungsri Chobtham)
Senior Auditor
Acting Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
April 26, 2005

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2005 AND DECEMBER 31, 2004

Unit : Baht

		Consolidated		The Company	
Assets	Notes	March 31, 2005 (Unaudited Reviewed)	December 31, 2004 (Audited)	March 31, 2005 (Unaudited Reviewed)	December 31, 2004 (Audited)
Current Assets					
Cash and cash equivalents	3	39,761,256,458	23,778,245,260	21,169,611,119	16,529,283,867
Short -term investments		3,295,770,240	5,041,551,262	1,938,688,376	3,676,780,967
Trade receivable - parent company	4.1	5,126,283,617	4,385,849,370	3,129,522,854	2,792,598,210
Trade receivables	4.2	558,139,227	522,746,779	43,445,951	68,825,055
Inventories		55,984,644	61,429,855	40,936,871	44,717,242
Materials and supplies-net		1,428,665,262	1,289,521,288	848,311,117	828,603,454
Other current assets					
Working capital from co-venturers		201,961,290	204,301,741	9,653,911	3,226,524
Other receivables		244,307,258	267,850,233	201,935,670	134,128,227
Accrued interest receivable		51,321,112	28,370,667	25,902,799	15,967,807
Other current assets		650,384,103	578,807,138	408,163,386	228,711,087
Total Current Assets		**51,374,073,211**	**36,158,673,593**	**27,816,172,054**	**24,322,842,440**
Non-current assets					
Investments accounted for under equity method	2, 5.1	2,114,310,967	11,367,651,198	31,981,357,399	30,277,459,111
Long-term loans to related party	5.3	-	-	1,768,892,441	1,134,539,566
Property, plant and equipment-net	7	64,158,288,336	63,527,628,122	34,340,789,365	34,360,462,945
Intangible assets		317,214,937	336,499,253	291,721,216	295,495,228
Deferred income taxes	8.2	20,123,306	22,286,532	-	-
Other non-current assets					
Prepaid expenses	9	406,004,751	417,227,694	-	-
Deferred of bonds issuing expenses		17,878,226	20,272,106	9,266,668	10,225,289
Other non-current assets	10	97,311,003	94,287,588	10,711,107	10,761,622
Total non-current assets		**67,131,131,526**	**75,785,852,493**	**68,402,738,196**	**66,088,943,761**
Total Assets		**118,505,204,737**	**111,944,526,086**	**96,218,910,250**	**90,411,786,201**

The accompanying notes are an integral part of these statements.

(Signed) *Somkiet Janmaha*
(Somkiet Janmaha)
Vice President, Geoscience Division
Acting President

(Signed) *Sirirat Sararattanakul*
(Sirirat Sararattanakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2005 AND DECEMBER 31, 2004

Unit : Baht

		Consolidated		The Company	
Liabilities and Shareholders' Equity	Notes	March 31, 2005 (Unaudited Reviewed)	December 31, 2004 (Audited)	March 31, 2005 (Unaudited Reviewed)	December 31, 2004 (Audited)
Current Liabilities					
Accounts payables		545,417,456	414,975,504	110,145,455	96,264,427
Working capital to co-venturers		238,772,247	246,551,349	157,613,597	120,629,381
Accrued expenses		3,591,477,202	3,960,797,227	2,211,429,957	2,627,673,051
Accrued interest payable		322,432,278	353,572,155	23,124,544	204,182,041
Income tax payable		12,741,908,939	9,636,811,523	9,629,136,252	7,295,652,482
Other current liabilities		611,620,780	832,564,417	457,860,076	398,905,664
Total Current Liabilities		**18,051,628,902**	**15,445,272,175**	**12,589,309,881**	**10,743,307,046**
Non-current liabilities					
Loan from related company	5.4	-	-	49,744,880	118,565,650
Bonds	11	17,936,162,272	17,915,513,295	10,086,965,546	10,076,953,781
Deferred income taxes	8.2	10,068,269,162	10,257,015,755	8,288,058,465	8,518,915,866
Other non-current liabilities					
Deferred income	12	5,384,764,453	5,531,254,433	-	-
Provision for decommissioning costs	13	5,241,867,484	5,229,671,609	3,563,667,865	3,553,686,543
Other non-current liabilities	14	509,238,977	466,855,802	327,890,126	301,414,298
Total non-current liabilities		**39,140,302,348**	**39,400,310,894**	**22,316,326,882**	**22,569,536,138**
Total Liabilities		**57,191,931,250**	**54,845,583,069**	**34,905,636,763**	**33,312,843,184**
Shareholders' Equity					
Share capital	15				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
653.3 million ordinary shares of Baht 5 each		-	3,266,662,000	-	3,266,662,000
653.4 million ordinary shares of Baht 5 each		3,266,881,500	-	3,266,881,500	-
Share premium		11,707,676,800	11,702,886,000	11,707,676,800	11,702,886,000
Currency translation differences		(1,199,621,122)	(1,154,551,974)	(1,199,621,122)	(1,154,551,974)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		30,306,136,309	26,051,746,991	30,306,136,309	26,051,746,991
Total Shareholders' Equity		**61,313,273,487**	**57,098,943,017**	**61,313,273,487**	**57,098,943,017**
Total Liabilities and Shareholders' Equity		**118,505,204,737**	**111,944,526,086**	**96,218,910,250**	**90,411,786,201**

The accompanying notes are an integral part of these statements.

(TRANSLATION)

Unaudited
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005 AND 2004

Unit : Baht

	Notes	Consolidated		The Company	
		2005	2004	2005	2004
Revenues					
Sales		12,678,463,469	10,138,411,525	8,413,669,859	7,051,247,159
Revenue from pipeline transportation		443,926,648	357,955,114	-	-
Other revenues					
Gain on foreign exchange	16	178,708,446	105,244,042	-	69,201,726
Interest income		173,921,412	41,531,521	120,289,390	48,793,709
Other revenues		22,682,011	15,317,846	7,303,686	5,670,183
Share of profit from investments accounted for under equity method		30,729,287	-	1,349,789,808	947,212,226
Total revenues		**13,528,431,273**	**10,658,460,048**	**9,891,052,743**	**8,122,125,003**
Expenses					
Operating expenses		832,729,283	801,381,870	465,503,658	395,624,500
Exploration expenses		173,868,523	40,036,273	6,112,827	7,215,520
General administrative expenses		544,199,300	535,958,221	304,673,507	361,784,381
Petroleum royalties		1,550,791,412	1,255,355,268	1,058,574,979	887,778,356
Other expenses					
Loss on foreign exchange	16	-	-	5,457,148	-
Depreciation, depletion and amortization		2,030,412,093	2,046,413,840	1,465,391,099	1,446,938,719
Director's remuneration		2,287,500	1,421,646	2,287,500	1,421,646
Loss from divestment	2	577,873,705	-	-	-
Share of loss from investments accounted for under equity method		-	109,930,260	-	-
Total expenses		**5,712,161,816**	**4,790,497,378**	**3,308,000,718**	**3,100,763,122**
Income before interest and income taxes		**7,816,269,457**	**5,867,962,670**	**6,583,052,025**	**5,021,361,881**
Interest expenses		323,622,077	331,108,459	176,699,181	180,431,552
Income taxes	8.1	3,238,258,062	2,158,725,088	2,151,963,526	1,462,801,206
Net income		**4,254,389,318**	**3,378,129,123**	**4,254,389,318**	**3,378,129,123**
Earnings per share	17				
Basic earnings per share		6.51	5.18	6.51	5.18
Diluted earnings per share		6.50	5.17	6.50	5.17

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005 AND 2004

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2003		**3,261,990,000**	**11,601,268,000**	**(1,011,023,545)**	**332,200,000**	**12,496,000,000**	**18,993,699,118**	**45,674,133,573**
Share capital Issued and paid-up		214,000	4,536,800	-	-	-	-	4,750,800
Currency translation differences		-	-	(73,225,869)	-	-	-	(73,225,869)
Net income		-	-	-	-	-	3,378,129,123	3,378,129,123
Balance - as at March 31, 2004		**3,262,204,000**	**11,605,804,800**	**(1,084,249,414)**	**332,200,000**	**12,496,000,000**	**22,371,828,241**	**48,983,787,627**
Balance - as at December 31, 2004		**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**
Share capital Issued and paid-up		219,500	4,790,800	-	-	-	-	5,010,300
Currency translation differences		-	-	(45,069,148)	-	-	-	(45,069,148)
Net income		-	-	-	-	-	4,254,389,318	4,254,389,318
Balance - as at March 31, 2005		**3,266,881,500**	**11,707,676,800**	**(1,199,621,122)**	**332,200,000**	**16,900,000,000**	**30,306,136,309**	**61,313,273,487**

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005	2004	2005	2004
Cash flows from operating activities				
Net Income	4,254,389,318	3,378,129,123	4,254,389,318	3,378,129,123
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) loss from investments accounted for				
under equity method	(30,729,287)	109,930,260	(1,349,789,808)	(947,212,226)
Amortization of incentive gas sales	-	50,979,686	-	50,979,686
Depreciation depletion and amortization	2,028,018,213	2,044,019,960	1,464,432,478	1,445,980,098
Amortization of bonds issuing expenses	2,393,880	2,393,880	958,621	958,621
Amortization of prepaid expenses	11,222,943	2,677,840	-	-
Bond Discount	277,212	277,212	-	-
Amortization of exploration costs	948,292	(128,149)	185,393	74,770
Loss on disposal of assets	48,641	2,014,181	59,542	2,014,181
Gain on disposal of material	-	(220,770)	-	(220,770)
Deferred income taxes	(171,967,005)	840,882,912	(230,857,400)	35,149,203
Income recognized from deferred income	(146,935,419)	(15,989,754)	-	-
Unrealized gain on foreign exchange	(203,435,547)	(151,537,271)	(6,280,461)	(100,706,802)
Loss on divestment	577,873,705	-	-	-
	6,322,104,946	**6,263,429,110**	**4,133,097,683**	**3,865,145,884**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	1,775,097,909	(903,920,803)	1,755,345,518	454,923,461
(Increase) decrease in trade receivables	(33,552,549)	(93,105,959)	25,379,104	(12,879,388)
Increase in trade receivable-parent company	(722,051,488)	(821,198,939)	(336,924,644)	(210,863,894)
(Increase) decrease in inventories	5,445,212	(18,596,246)	3,780,370	(10,819,482)
Increase in materials and supplies - net	(139,101,412)	(337,040,224)	(19,707,662)	(1,860,185)
(Increase) decrease in working capital from co-venturers	30,696,762	153,146,146	(5,524,851)	(41,277,651)
(Increase) decrease in other receivables	22,467,688	(55,322,580)	(68,419,898)	(29,150,099)
Increase in accrued interest receivable	(22,657,589)	(8,501,467)	(9,913,343)	(4,496,961)
Increase in other current assets	(71,494,827)	(45,522,079)	(179,364,487)	(72,273,984)
Increase in prepaid expenses	-	(155,937)	-	-
(Increase) decrease in other non-current assets	(3,020,638)	(3,458,557)	50,516	(2,266,963)
(Decrease) increase in accounts payables	128,195,591	(182,648,980)	13,695,449	(26,394,322)

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005 AND 2004

	Consolidated		The Company	
	2005	2004	2005	2004
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	(20,921,050)	24,419,059	24,766,888	26,411,207
(Decrease) increase in accrued expenses	(379,588,935)	324,196,542	(403,297,014)	(20,556,224)
Decrease in accrued interest payable	(33,163,807)	(31,128,256)	(181,057,497)	(181,527,950)
Increase in income tax payable	3,086,674,513	3,580,391,255	2,333,483,771	1,427,652,003
(Decrease) increase in other current liabilities	(28,227,631)	79,538,840	59,044,371	(737,276)
(Decrease) increase in deferred income	(73,803)	86,263	-	-
Increase in other non-current liabilities	42,383,175	189,031,096	26,702,896	-
(Gain) loss from translation foreign entities' financial statements	(48,024,310)	(49,227,988)	-	1,198,250
	3,589,082,811	**1,800,981,186**	**3,038,039,487**	**1,295,080,542**
Net cash provided by operating activities	**9,911,187,757**	**8,064,410,296**	**7,171,137,170**	**5,160,226,426**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	(633,804,359)	481,411,153
Increase in investments accounted for under equity method	(399,500,000)	-	(399,404,697)	(3,679,667,427)
Cash received from divestment	8,909,077,510	-	-	-
Increase in property, plant and equipment	(2,630,440,342)	(10,679,460,468)	(1,428,736,095)	(1,295,427,863)
(Increase) decrease in intangible assets	4,108,393	(38,653,520)	(7,208,047)	(1,573,662)
Net cash provided by (used in) investing activities	**5,883,245,561**	**(10,718,113,988)**	**(2,469,153,198)**	**(4,495,257,799)**
Cash flows from financing activities				
Decrease in loan from related company	-	-	(68,820,771)	-
Cash received from common share issuing	5,010,300	4,750,800	5,010,300	4,750,800
Dividend paid	(89,235)	(139,793)	(89,235)	(139,793)
Net cash provided by (used in) financing activities	**4,921,065**	**4,611,007**	**(63,899,706)**	**4,611,007**
Net increase (decrease) in cash and cash equivalents	15,799,354,383	(2,649,092,685)	4,638,084,266	669,579,634
Cash and cash equivalents at beginning of the period	**23,778,245,260**	**19,062,620,477**	**16,529,283,867**	**10,683,224,628**
	39,577,599,643	16,413,527,792	21,167,368,133	11,352,804,262
Effects of exchange differences	183,656,815	(17,643,868)	2,242,986	(3,035,687)
Cash and cash equivalents at end of the period	**39,761,256,458**	**16,395,883,924**	**21,169,611,119**	**11,349,768,575**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	352,254,571	361,040,812	352,254,468	361,040,812
Income taxes	389,567,110	377,764,723	-	-

The accompanying notes are an integral part of these statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005 (UNAUDIED/REVIEWED) AND FOR THE YEAR ENDED DECEMBER 31, 2004 (AUDITED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2004. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company which remains unchanged during the period.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2004.

2. The Changes of Investment in Associated Undertakings

On January 28, 2005, the Board of Directors of the Company approved to increase its capital in the Energy Complex Co., Ltd. based on a shareholding ratio of 50%, in the amount of Baht 399.50 million and changed its registered paid-up capital on February 24, 2005. As a result, the total paid-up registered capital will be Baht 800 million, consisting of 80 million common shares at 10 Baht each. The Company also jointly provided a loan to the Energy Complex Co., Ltd. with 50% of interest being the amount of Baht 800 million out of the total loan amount of Baht 1,600 million.

On February 17, 2005, PTTEPO completed the sale of all of its shares in New Links to Encore Int'l Limited (Encore), in the total amount of Baht 9,101.84 million (USD 236.5 million) for the shares and warranty claims while the net book value of investment is Baht 9,679.71 million. Loss from divestment amounted Baht 577.87 million is presented in income statement.

3. Cash and cash equivalents

Cash and cash equivalents comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	31 Mar. 2005	31 Dec. 2004	31 Mar. 2005	31 Dec. 2004
Cash on hand and at banks	2,966.48	1,939.10	1,292.10	421.31
Cash equivalents	36,794.78	21,839.15	19,877.51	16,107.97
Total	39,761.26	23,778.25	21,169.61	16,529.28

Cash equivalents comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2005	31 Dec. 2004	31 Mar. 2005	31 Dec. 2004
Fixed deposits at bank	14,282.90	5,495.75	542.25	454.17
Treasury bills	22,511.88	16,343.40	19,335.26	15,653.80
Total	36,794.78	21,839.15	19,877.51	16,107.97

The interest rate of saving held at call with banks is 0.25-1.67% per annum (2004: 0.25-0.45% per annum).

The interest rate of deposits held at call with banks is 1.60-2.40% per annum (2004: 0.81-1.12% per annum).

4. Account Receivables –Trade

4.1 Trade Receivable - parent company

(Unit: Million Baht)

	Consolidated		The Company	
	31 Mar. 2005	31 Dec. 2004	31 Mar. 2005	31 Dec. 2004
Trade receivable	5,126.28	4,385.85	3,129.52	2,792.60
Total	5,126.28	4,385.85	3,129.52	2,792.60

4.2 Trade Receivables

(Unit: Million Baht)

	Consolidated		The Company	
	31 Mar. 2005	31 Dec. 2004	31 Mar. 2005	31 Dec. 2004
Myanmar Oil and Gas Enterprise	384.36	317.76	-	-
Electricity Generating Authority of Thailand	173.78	181.54	43.45	45.39
Others	-	23.45	-	23.44
Total	558.14	522.75	43.45	68.83

5. Investments and Loans to Related Parties

Subsidiary undertakings, associated undertakings and the Group's interest in jointly controlled entities as at March 31, 2005 and December 31, 2004 are as follows:

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2005	Dec. 31, 2004	Three Months of 2005	For the Year 2004
Subsidiary Companies												
PTTEPI*	Petroleum	Shareholding / Management team from the parent company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	20,000	24,110.10	23,471.57	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	-	PTTEP 100%	-	1.51	-	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	4,072.68	3,733.54	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	1,368.07	1,278.46	-	-
PTTEPS*	Petroleum	Shareholding / Management team from the parent company	100.00	100.00	PTTEP 49%	PTTEP 49%	3,719.03	3,719.03	3,398.51	3,071.80	-	1,715.00
					PTTEPO 51%	PTTEPO 51%	3,864.89	3,864.89	3,532.19	3,191.95	-	1,785.00
PTTEP Services*	Petroleum Service	Shareholding / Management team from the parent company	1.00	1.00	PTTEP 25%	PTTEP 25%	0.25	0.25	0.42	(0.23)	-	-
					PTTEPT 75%	PTTEPT 75%	0.75	0.75	1.26	(0.68)	-	-
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(177.69)	(168.90)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(133.88)	(127.46)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(1,668.55)	(1,619.77)	-	-

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
			Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2005	Dec. 31, 2004	Cost Method		Equity Method		Three Months of 2005	For the Year 2004
							Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2005	Dec. 31, 2004		
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(1,030.93)	(1,000.55)	-	-
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(376.72)	(319.49)	-	-
PTTEP AG*	Petroleum	Shareholding / Management team from the parent company	2.10	2.10	PTTEPO 100%	PTTEPO 100%	2.10	2.10	(54.78)	(23.96)	-	-
PTTEPT*	Petroleum	Shareholding / Management team from the parent company	54.00	25.00	PTTEP ME 49%	PTTEP ME 49%	26.46	12.25	(0.96)	9.78	-	-
					PTTEPI 51%	PTTEPI 51%	27.54	12.75	(0.99)	10.18	-	-
<u>Associated Companies</u>												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,714.66	1,723.84	-	73.06
New Links*	Commerce	Shareholding	-	44.27 (Baht)	-	PTTEPO 40 %	-	9,898.26	-	9,643.35	-	245.89
Energy Complex*	Commerce	Shareholding	800.00	0.50	PTTEP 50%	PTTEP 50%	400.00	0.50	399.65	0.46	-	-
<u>Jointly Controlled Entities</u>												
CPOC*	Petroleum	Shareholding	19.8 (Baht)	19.8 (Baht)	PTTEPI 50 %	PTTEPI 50 %	Baht 9.90	Baht 9.90	Baht 9.90	Baht 9.90	-	-
MGTC*	Natural pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,613.99	1,613.76	397.39	1,686.79
TPC*	Natural pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 19.3178%	0.57	0.57	1,674.01	1,065.56	-	-

*PTTEPI	: PTTEP International Company Limited
PTB	: PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB was liquidated on November 1, 2004.)
PTTEPO	: PTTEP Offshore Investment Company Limited
PTTEPS	: PTTEP Siam Limited
PTTEP Services	: PTTEP Services Limited
PTTEP KV	: PTTEP Kim Long Vietnam Company Limited
PTTEP SV	: PTTEP Southwest Vietnam Company Limited
PTTEP HV	: PTTEP Hoan-Vu Company Limited
PTTEP HL	: PTTEP Hoang-Long Company Limited
PTTEP ME	: PTTEP Middle East Company Limited
PTTEP AG	: PTTEP Algeria Company Limited
PTTEPT	: PTTEP (THAILAND) LIMITED
TOP	: Thai Oil Power Company Limited
New Links	: New Links Energy Resources Limited (On February 17, 2005, PTTEPO completed the sale of all of its shares in New Link to Encore Int'l Limited)
Energy Complex	: Energy Complex Company Limited
CPOC	: Carigali – PTTEPI Operating Company Sdn Bhd.
MGTC	: Moattama Gas Transportation Company
TPC	: Taninthayi Pipeline Company LLC

5.1 Investments accounted for under equity method

Investments Accounted for under Equity Method represented in the consolidated and the company's balance sheet as at March 31, 2005 and December 31, 2004 comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	31 Mar. 2005	31 Dec. 2004	31 Mar. 2005	31 Dec. 2004
PTTEP International Company Limited	-	-	24,110.10	23,471.57
PTB Partner Co., Ltd.	-	-	-	0.09
PTTEP Offshore Investment Co., Ltd	-	-	4,072.68	3,733.54
PTTEP Siam Limited	-	-	3,398.51	3,071.80
PTTEP Services Limited	-	-	0.42	-
Thai Oil Power Company Limited	1,714.66	1,723.84	-	-
New Links Energy Resources Limited	-	9,643.35	-	-
Energy Complex Company Limited	399.65	0.46	399.65	0.46
Total	2,114.31	11,367.65	31,981.36	30,277.46

5.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar item, under similar heading in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding	
		31 Mar. 2005	31 Dec. 2004
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	19.3178	19.3178

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to economic status, as follows: -

(Unit: Million Baht)

	MGTC		TPC	
	31 Mar. 2005	31 Dec. 2004	31 Mar. 2005	31 Dec. 2004
Balance Sheets:				
Current assets	649.32	634.51	451.05	227.96
Non-current assets	4,167.87	4,200.35	2,300.42	2,321.31
Current liabilities	(144.12)	(146.88)	(119.53)	(38.22)
Non-current liabilities	(2,863.19)	(2,874.12)	(957.55)	(1,139.64)
Assets (liabilities) net	**1,809.88**	**1,813.86**	**1,674.39**	**1,371.41**

	MGTC		TPC	
	For the period of three months ended			
	31 Mar. 2005	31 Mar. 2004	31 Mar. 2005	31 Mar. 2004
Statements of Income:				
Revenues	657.62	569.21	451.35	246.40
Expenses	(56.98)	(62.28)	(43.66)	(48.49)
Income before income taxes	600.64	506.93	407.69	197.91
Interest expenses	-	-	-	(7.50)
Income taxes	(155.79)	(103.55)	(111.18)	(51.76)
Net income	**444.85**	**403.38**	**296.51**	**138.65**

5.3 Long-Term Loans to Related Party

The Company lent subsidiary company amounting to Baht 1,768.89 million which has interest rate 4.625% per annum. The subsidiary company shall occasionally repay the loan.

5.4 Loan from Related Company

The Company borrowed from subsidiary company amounting to Baht 49.74 million which has interest rate 4.625% per annum. The company shall occasionally repay the loan.

6. Related Party Transactions

Significant transactions with related parties for the period of three months ended March 31, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Parent company PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	12,163.86	9,758.30	8,317.68	6,940.60
Revenue from rental (market price)	5.05	4.28	5.05	4.28
Prepaid incentive gas sales	-	105.66	-	105.66
Subsidiary company				
Interest income	-	-	16.64	19.69

7. **Property, Plant and Equipment – Net**

(Unit: Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2004	107,894.59	1,963.77	1,990.50	111,848.86
Increase during the period	2,543.89	90.82	-	2,634.71
Decrease during the period	(0.95)	-	(62.29)	(63.24)
Currency translation difference	10.43	-	-	10.43
Balance as at March 31, 2005	110,447.96	2,054.59	1,928.21	114,430.76
Accumulated depreciation				
Balance as at December 31, 2004	(46,156.28)	(655.39)	(1,509.56)	(48,321.23)
Decrease during the period	(199.18)	22.11	241.68	64.61
Depreciation for the period	(1,953.33)	(21.62)	(37.89)	(2,012.84)
Currency translation differences	(3.01)	-	-	(3.01)
Balance as at March 31, 2005	(48,311.80)	(654.90)	(1,305.77)	(50,272.47)
Net book value as at December 31, 2004	61,738.31	1,308.38	480.94	63,527.63
Net book value as at March 31, 2005	62,136.16	1,399.69	622.44	64,158.29

Depreciation included in income statement for the period of three months ended March 31, 2004	Baht	2,021.09	Million
Depreciation included in income statement for the period of three months ended March 31, 2005	Baht	2,012.84	Million

(Unit: Million Baht)

	The Company			
	Oil and Gas Properties[1]	Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2004	61,609.57	797.45	1,245.30	63,652.32
Increase during the period	1,384.62	19.96	30.07	1,434.65
Decrease during the period	(0.19)	-	(0.97)	(1.16)
Balance as at March 31, 2005	62,994.00	817.41	1,274.40	65,085.81
Accumulated depreciation				
Balance as at December 31, 2004	(27,962.11)	(418.60)	(911.15)	(29,291.86)
Decrease during the period	-	-	0.29	0.29
Depreciation for the period	(1,412.74)	(13.71)	(27.00)	(1,453.45)
Balance as at March 31, 2005	(29,374.85)	(432.31)	(937.86)	(30,745.02)
Net book value as at December 31, 2004	33,647.46	378.85	334.15	34,360.46
Net book value as at March 31, 2005	33,619.15	385.10	336.54	34,340.79

Depreciation included in income statement for the period of three months ended March 31, 2004	Baht	1,426.06	million
Depreciation included in income statement for the period of three months ended March 31, 2005	Baht	1,435.45	million

[1] Oil and Gas Properties as at March 31, 2005 included net decommissioning costs in the consolidated and the company statement amounting to Baht 3,058.65 million and 2,451.06 million, respectively.

8. Income Taxes

8.1 Income taxes

Income taxes for the period of three months ended March 31, 2005 and 2004 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Petroleum income tax				
Current tax expenses	2,914.99	1,889.07	2,328.85	1,418.23
Deferred tax expenses	(259.55)	(56.86)	(230.86)	35.15
Total	2,655.44	1,832.21	2,097.99	1,453.38
Income tax under Revenue Code				
Current tax expenses	183.89	61.19	53.97	9.42
Deferred tax expenses	(1.68)	3.78	-	-
Total	182.21	64.97	53.97	9.42
Income tax in the Foreign Country				
Current tax expenses	345.22	203.97	-	-
Deferred tax expenses	55.39	57.58	-	-
Total	400.61	261.55	-	-
Total income taxes	3,238.26	2,158.73	2,151.96	1,462.80

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

8.2 Deferred Income Taxes

Deferred income taxes in the balance sheet of consolidated and the company as of March 31, 2005 and December 31, 2004 are as follows:

(Unit: Million Baht)

	Consolidated	The Company
Deferred tax assets		
Petroleum income tax		
Balance as at December 31, 2004	12.23	-
Provided by (used in) Income statement	(3.84)	-
Balance as at March 31, 2005	8.39	-
Income tax under Revenue Code		
Balance as af December 31, 2004	10.06	-
Provided by (used in) Income statement	1.67	-
Balance as at March 31, 2005	11.73	-
Total deferred tax assets as at December 31, 2004	22.29	-
Total deferred tax assets as at March 31, 2005	20.12	-
Deferred tax liabilities		
Petroleum income tax		
Balance as at December 31, 2004	8,963.29	8,518.92
Provided by (used in) Income statement	(246.64)	(230.86)
Balance as at March 31, 2005	8,716.65	8,288.06
Income tax in the Foreign Country		
Balance as at December 31, 2004	1,293.73	-
Provided by (used in) Income statement	57.89	-
Balance as at March 31, 2005	1,351.62	-
Total deferred tax liabilities as at December 31, 2004	10,257.02	8,518.92
Total deferred tax liabilities as at March 31, 2005	10,068.27	8,288.06

8.2 Deferred income taxes (continued)

Deferred income taxes liabilities

(Unit: Million Baht)

	Consolidated			
	Gain from revaluation of decommission costs	Depreciation	Gain from revaluation of bond principal	Total
Balance as at December 31, 2004	311.76	10,886.28	567.84	11,765.88
Transfer to Income statement	(3.34)	2.48	(129.94)	(130.80)
Balance as at March 31, 2005	308.42	10,888.76	437.90	11,635.08

Deferred income taxes assets

(Unit: Million Baht)

	Consolidated			
	Amortization of decommission costs	Provision for obsolete stock	Provision for retirement benefits	Total
Balance as at December 31, 2004	1,358.38	26.60	146.17	1,531.15
Transfer to Income statement	34.08	-	21.70	55.78
Balance as at March 31, 2005	1,392.46	26.60	167.87	1,586.93
Net deferred income taxes as at December 31, 2004				10,234.73
Net deferred income taxes as at March 31, 2005				10,048.15

Deferred income tax assets and liabilities are offset when it related to the same legal tax authority.

The consolidated and the company's balance sheet comprised :

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2005	31 Dec. 2004	31 Mar. 2005	31 Dec. 2004
Deferred tax assets				
Petroleum income tax	8.39	12.23	-	-
Income tax under Revenue Code	11.73	10.06	-	-
Total	20.12	22.29	-	-
Deferred tax liabilities				
Petroleum income tax	8,716.65	8,963.29	8,288.06	8,518.92
Income tax in the foreign country	1,351.62	1,293.73	-	-
Total	10,068.27	10,257.02	8,288.06	8,518.92
	10,048.15	10,234.73	8,288.06	8,518.92

9. Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 12 is recognized.

10. Other Non-current Assets

Other non-current assets comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2005	31 Dec. 2004	31 Mar. 2005	31 Dec. 2004
Costs carried for PetroVietnam in projects:				
- Block B and 48/95	41.35	41.30	-	-
- Block 52/97	39.51	39.46	-	-
Other deposits	10.96	10.93	10.40	10.38
Other non-current assets	5.49	2.60	0.31	0.38
Total	97.31	94.29	10.71	10.76

11. Bonds

	Consolidated			
	31 Mar. 2005		31 Dec. 2004	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	15,436.16	393.28	15,415.51
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	393.28	17,936.16	393.28	17,915.51

	The Company			
	31 Mar. 2005		31 Dec. 2004	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	7,586.97	193.28	7,576.95
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	193.28	10,086.97	193.28	10,076.95

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018.

12. Deferred Income

Deferred income arises from PTTEPI's receipt of advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC's receipt of advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1999-2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at March 31, 2005 and December 31, 2004 comprised:

(Unit: Million Baht)

	31 Mar. 2005	31 Dec. 2004
Deferred income for the year 1999	1,434.75	1,550.68
Deferred income for the year 2000	3,187.39	3,218.04
Deferred income for the year 2001	762.62	762.53
Total	5,384.76	5,531.25

13. Provision for decommissioning costs

The Group recognized a provision for liabilities as at March 31, 2005 and December 31, 2004 for decommissioning costs expected to be incurred in the future amounting to Baht 5,241.87 million and Baht 5,229.67 million, respectively. The provision has been estimated using existing technology, at current price by the Group's own engineers and managerial judgment.

14. Other Non-current Liabilities

Other non-current liabilities comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	31 Mar. 2005	31 Dec. 2004	31 Mar. 2005	31 Dec. 2004
Provision for employee benefits				
The Group	335.74	292.34	154.39	126.67
Joint venture projects	173.50	174.52	173.50	174.74
Total	509.24	466.86	327.89	301.41

The Company recognized provision for employee benefits as at March 31, 2005 amounting to Baht 154.39 million. The provision is for staffs whose employment contract starting before November 1995 and are the member of the provident fund, when resign, after taking into account compensation and benefit under provident fund, receiving less than the relinquished old pension scheme, the Company will then compensate such compensation and benefit equally to the old pension scheme.

PTTEP Siam Limited recognized provision for employee benefits as at March 31, 2005 amounting to Baht 181.35 million.

15. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On February 10, 2005, the Company changed its registered paid-up capital to be 653.38 million ordinary shares at Baht 5 each, or a total of Baht 3,266.88 million, increasing 0.05 million shares, or a total of Baht 0.22 million from the exercise of warrants to purchase ordinary shares by employees. The difference of 11.02 million shares reserve for;

- The exercise of warrants 1.2 million units to purchase ordinary shares 2.4 million shares by employees on June 16, 1998. (one warrant provides the right to purchase two ordinary shares) to the directors, managements and employees with exercised price of 150 Baht per share. The last exercise date on September 14, 2003, no employees exercised the warrants to purchase ordinary shares. However the annual general meeting of the shareholders approved the reallocation of the 2.4 million shares to be reserved for the exercise of right under the newly issued warrants in year 2004-2006.

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. As at March 31, 2005, the employees exercised the warrants to purchase 1.38 million shares (0.40 million shares in 2003, 0.93 million shares in 2004 and 0.05 million shares in 2005). Therefore, there are remaining outstanding balances of shares reserve 8.62 million shares for;

  - On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of Baht 111 per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2003. As of March 31, 2005, the total of 1,185 people exercised the warrants to purchase 0.93 million shares. Therefore, there are remaining outstanding balances of warrants 1.07 million units and shares reserved 1.07 million shares.

  - On August 1, 2003, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of Baht 117 per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2004. As of March 31, 2005, the total of 646 people exercised the warrants to purchase 0.45 million shares. Therefore, there are remaining outstanding balances of warrants 1.55 million units and shares reserved 1.55 million shares.

  - On August 1, 2004, the Company provides warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 183 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2005.

  - Remaining balance of ordinary shares 3.20 million shares to be reserved for providing warrants.

16. Gain (Loss) on Foreign Exchange

Gain (Loss) on Foreign Exchange for the period of three months ended March 31, 2005 and 2004 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2005	2004	2005	2004
Realized loss on foreign exchange	(24.73)	(46.30)	(11.74)	(31.51)
Unrealized gain on foreign exchange	203.44	151.54	6.28	100.71
Total	178.71	105.24	(5.46)	69.20

17. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the period.

	Consolidated and the Company	
	For the period of three months ended March 31	
	2005	2004
Net profit attributable to shareholders (Million Baht)	4,254.39	3,378.13
Weighted average number of outside ordinary shares in issue (no. of share, Million)	653.36	652.42
Basic earnings per share (Baht)	6.51	5.18

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated and the Company	
	For the period of three months ended March 31	
	2005	2004
Net profit attributable to shareholders (Million Baht)	4,254.39	3,378.13
Net profit used to determine diluted earnings per share (Million Baht)	4,254.39	3,378.13
Weighted average number of outside ordinary share in issue (no. of share, Million)	653.36	652.42
Adjustments for share options (no. of share, Million)	1.37	0.62
Weighted average number of outside ordinary shares for diluted earnings per share (no. of share, Million)	654.73	653.04
Diluted earnings per share (Baht)	6.50	5.17

18. Segment information

Primary reporting - business segments

(Unit: Million Baht)

	Consolidation for the period of three months ended March 31, 2005						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	289.08	225.53		443.92			958.53
- Related parties	10,385.87	1,777.99		664.17		(664.17)	12,163.86
Share of associates		40.21			(9.48)		30.73
Total revenues	**10,674.95**	**2,043.73**	**-**	**1,108.09**	**(9.48)**	**(664.17)**	**13,153.12**
Production expenses	686.53	783.09		35.30		(672.19)	832.73
Administrative expenses – project	229.59	87.30	18.55	5.80			341.24
Exploration cost							
- Dry hole	0.18	0.77					0.95
- Geological and geophysical	129.38	20.18	23.36				172.92
Depreciation, depletion and amortization	1,621.23	143.16	1.00	62.56			1,827.95
Royalties	1,336.64	214.15					1,550.79
Gain(Loss) on foreign exchange rate	(5.41)	3.90					(1.51)
Loss from divestment		577.87					577.87
Total expenses	**3,998.14**	**1,830.42**	**42.91**	**103.66**	**-**	**(672.19)**	**5,302.94**
Segment result	**6,676.81**	**213.31**	**(42.91)**	**1,004.43**	**(9.48)**	**8.02**	**7,850.18**
Depreciation - general							(202.46)
Selling and administrative expenses - general							(202.97)
Operating profit							**7,444.75**
Other income, net							22.69
Finance cost - Interest income							173.92
- Interest expenses							(323.62)
Gain on foreign exchange rate							177.20
Director's remuneration							(2.29)
Profit before tax							**7,492.65**
Tax – Project	(2,726.62)	(238.14)		(211.58)			(3,176.34)
- Group							(61.92)
Net Income	**3,950.19**	**(24.83)**	**(42.91)**	**792.85**			**4,254.39**
Assets							
Segment assets	45,674.70	13,023.98	1,010.71	6,865.83	631.27		67,206.49
Investment under equity method					2,114.31		2,114.31
Unallocated assets							49,184.40
Consolidated total assets							**118,505.20**
Liabilities							
Segment liabilities	11,776.37	6,010.33	134.89	734.85	63.45		18,719.89
Unallocated liabilities							38,472.04
Consolidated total liabilities							**57,191.93**
Capitalization cost	**1,680.91**	**642.25**	**297.97**	**8.92**	**10.98**		**2,641.03**

18. Segment information (continue)

Primary reporting - business segments

(Unit: Million Baht)

	Consolidation for the period of three months ended March 31, 2004						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	276.20			357.96			634.16
- Related parties	8,539.71	1,322.50		456.78		(456.78)	9,862.21
Total revenues	**8,815.91**	**1,322.50**	**-**	**814.74**	**-**	**(456.78)**	**10,496.37**
Production expenses	631.65	588.84		42.86		(461.97)	801.38
Administrative expenses – project	184.42	76.19	9.02	8.48			278.11
Exploration cost							
- Dry hole	0.07	(0.20)					(0.13)
- Geological and geophysical	10.74	25.40	4.02				40.16
Depreciation, depletion and amortization	1,856.10	79.74	0.56	62.45			1,998.85
Royalties	1,104.26	151.10					1,255.36
Share of associates		135.04			(25.11)		109.93
Gain(Loss) on foreign exchange rate	(71.16)	(8.73)	(0.06)				(79.95)
Total expenses	**3,716.08**	**1,047.38**	**13.54**	**113.79**	**(25.11)**	**(461.97)**	**4,403.71**
Segment result	**5,099.83**	**275.12**	**(13.54)**	**700.95**	**25.11**	**5.19**	**6,092.66**
Depreciation - general							(47.57)
Selling and administrative expenses - general							(257.84)
Operating profit							**5,787.25**
Other income, net							15.32
Finance cost - Interest income							41.53
- Interest expenses							(331.11)
Gain(Loss) on foreign exchange rate							25.29
Director's remuneration							(1.42)
Profit before tax							**5,536.86**
Tax - Project	(2,092.43)	(182.40)		(155.31)			(2,430.14)
- Group							271.41
Net Income	**3,007.40**	**92.72**	**(13.54)**	**545.64**			**3,378.13**
Assets							
Segment assets	47,270.37	11,899.80	121.95	7,015.54	324.22		66,631.88
Investment under equity method		9,600.70			1,766.45		11,367.15
Unallocated assets							24,382.88
Consolidated total assets							**102,381.91**
Liabilities							
Segment liabilities	10,930.16	6,868.79	32.81	728.14			18,559.90
Unallocated liabilities							34,838.23
Consolidated total liabilities							**53,398.13**
Capitalization cost	**18,880.28**	**297.27**	**20.41**	**2,740.90**	**2,851.27**		**24,790.13**

Business segmentation

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in southeast Asia, Middle East and North Africa. As of balance sheet date, the Group had 8 projects under production and 16 projects in exploration phases.
- Overseas pipeline segment, the Group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest e.g. Yadana and Yetagun project
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit : Million Baht)

	Consolidation for the period of three months ended March 31, 2005			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	289.08	669.45	-	958.53
- Related parties	10,385.87	1,777.99	-	12,163.86
Segment assets	46,305.97	19,889.81	1,010.71	67,206.49
Investment under equity method	2,114.31	-	-	2,114.31
Capitalization cost	1,691.89	651.17	297.97	2,641.03
Consolidated total assets	97,604.68	19,889.81	1,010.71	118,505.20

(Unit: Million Baht)

	Consolidation for the period of three months ended March 31, 2004			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	276.20	357.96	-	634.16
- Related parties	8,539.71	1,322.50	-	9,862.21
Segment assets	47,594.59	18,915.34	121.95	66,631.88
Investment under equity method	1,766.45	9,600.70	-	11,367.15
Capitalization cost	21,731.55	3,038.17	20.41	24,790.13
Consolidated total assets	73,743.92	28,516.04	121.95	102,381.91

19. Disclosure of Financial instruments

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

(Unit : Million Baht)

	As at March 31, 2005	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,462.76	8,957.97
Cross currency interest and principal swaps	7,586.97	6,771.85
Unsecured and unsubordinated USD 200 million	7,850.86	8,477.93
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,233.92

20. Contingent Liability

As at March 31, 2005, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.35 million in the financial statements of the Company and Baht 644.57 million in the consolidated financial statements.

On January 23, 2004, Arthit's joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT in 2006. The Company's portion to the commitment is approximately USD 32 million.

21. Account reclassification

The Company reclassified accounts in fancial statements for the period of 2004 in order to make comparable with those of 2005.

22. Events after Balance Sheet Date

On April 4, 2005, PTTEPI signed a Farm-out Agreement for Block B, offshore Cambodia, with Resourceful Petroleum Limited (RPL). PTTEPI will be the Operator with a 40% participation interest. Participation will be valid after obtaining approval on the Production Sharing Contract from the Cambodian government.

On April 5, 2005, the annual general meeting of the shareholders approved payment of a dividend for the year 2004 of Baht 9 per share to the company's shareholders, 653.37 million shares total amounting to Baht 5,880 million.

On April 5, 2005, the annual general meeting of the shareholders approved warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 278 Baht per share. The annual general meeting of the shareholders also approved to reserve share capital 2.8 million shares for exercise those warrants.

The Audit Committee reviewed for issuing of the financial statements on April 25, 2005.